UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)
                                      FINAL

                                INTERLOGIX, INC.
                   (formerly known as ITI Technologies, Inc.)
                                (Name of Issuer)

                     COMMON STOCK, $.01 PER SHARE PAR VALUE
                         (Title of Class of Securities)

                                   450564 10 9
                                 (CUSIP Number)




         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



           (The remainder of this page was intentionally left blank.)





                    (Cover page continued on next two pages)


                               Page 1 of 6 Pages

                                  SCHEDULE 13G
                                (AMENDMENT NO. 5)

--------------------------------------------------------------------------------
CUSIP NO.  450564 10 9                                 PAGE  2  OF  6  PAGES
          -------------                                     ---    ---
--------------------------------------------------------------------------------

----------- --------------------------------------------------------------------
      1      NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Thomas L. Auth
                    Social Security Number:  ###-##-####
                                            -------------
----------- --------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
             INSTRUCTIONS)                                                (a)|_|
                                                                          (b)|_|
                    Not applicable.
----------- --------------------------------------------------------------------
      3      SEC USE ONLY


----------- --------------------------------------------------------------------
      4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    State of Minnesota, United States
----------- --------------------------------------------------------------------
                               5      SOLE VOTING POWER

       NUMBER OF                      447,127.74
        SHARES
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY                6       SHARED VOTING POWER
         EACH
       REPORTING                       -0- shares
        PERSON            ------------------------------------------------------
         WITH                  7       SOLE DISPOSITIVE POWER

                                       447,127.74
                          ------------------------------------------------------
                               8       SHARED DISPOSITIVE POWER

                                       -0- shares
------------ -------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    447,127.74 shares of Common Stock, $.01 per share par value
------------ -------------------------------------------------------------------

                                  SCHEDULE 13G
                                (AMENDMENT NO. 5)

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CUSIP NO.  450564 10 9                                 PAGE  3  OF  6  PAGES
          -------------                                     ---    ---
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------------ -------------------------------------------------------------------
     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                    |_|
------------ -------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    2.26%
------------ -------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    IN
------------ -------------------------------------------------------------------

ITEM 1(a).    NAME OF ISSUER

              Interlogix, Inc. (formerly known as ITI Technologies, Inc.)

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

              114 West 7th Street, Suite 1300, Austin, Texas 78701

ITEM 2(a).    NAME OF PERSON FILING

              Thomas L. Auth

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

              274 East Fillmore Avenue, St. Paul, Minnesota 55107

ITEM 2(c).    CITIZENSHIP

              State of Minnesota, United States

ITEM 2(d).    TITLE OF CLASS OF SECURITIES

              Common Stock, $.01 Per Share par Value

ITEM 2(e).    CUSIP NO.

              450564 10 9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)   |_|     Broker or Dealer registered under Section 15 of the Act

(b)   |_|     Bank as defined in Section 3(a)(6) of the Act

(c)   |_|     Insurance Company as defined in Section 3(a)(19) of the Act

(d)   |_|     Investment Company registered under Section 8 of the Investment
              Company Act

(e)   |_|     Investment Adviser registered under Section 203 of the Investment
              Advisers Act of 1940


                               Page 4 of 6 Pages

(f)   |_|     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)   |_|     Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
              (Note: See Item 7)

(h)   |_|     Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Not applicable.


ITEM 4.       OWNERSHIP

The following information is provided as of December 31, 2000:

(a)   Amount Beneficially Owned:                              447,127.74 shares*

(b)   Percent of Class:                                                   2.26%*

(c)   Number of shares as to which such person has:

      (i)     sole power to vote or to direct the vote:       447,127.74 shares*
      (ii)    shared power to vote or to direct the vote:            -0- shares*
      (iii)   sole power to dispose or to direct the
              disposition of:                                 447,127.74 shares*
      (iv)    shared power to dispose or to direct the
              disposition of:                                        -0- shares

* Includes 339,255 shares subject to options that were currently exercisable as of December 31, 2000 or will become exercisable within 60 days of December 31, 2000. Does not include options to purchase a total of 25,000 shares that will vest on various dates in the period from May 2, 2001 through August 7, 2002.


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 447,127.74 shares of common stock beneficially owned by the filing person.


                               Page 5 of 6 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

Not applicable.


ITEM 10.      CERTIFICATION

Not applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 24, 2001               /s/ Thomas L. Auth
        ----------------               -----------------------------------
                                       Thomas L. Auth


                               Page 6 of 6 Pages